August 7, 2015

Keith A. Gregory, Esquire

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“Registrant”)

 on behalf of the following series and classes:

  T. Rowe Price Emerging Markets Value Stock Fund

  T. Rowe Price Emerging Markets Value Stock Fund—Advisor Class

  T. Rowe Price Emerging Markets Bond Fund—Advisor Class

  T. Rowe Price Emerging Markets Bond Fund—I Class

  T. Rowe Price Emerging Markets Stock Fund—I Class

  T. Rowe Price Global High Income Bond Fund—I Class

  T. Rowe Price Global Unconstrained Bond Fund—I Class

  T. Rowe Price International Bond Fund—I Class

  T. Rowe Price International Growth & Income Fund—I Class

  T. Rowe Price International Stock Fund—I Class

  T. Rowe Price Overseas Stock Fund—Advisor Class

  T. Rowe Price Overseas Stock Fund—I Class

 File Nos.: 002-65539/811-02958

Dear Mr. Gregory:

The following is in response to your oral comments received on July 15, 2015, regarding the Registrant’s post-effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on June 3, 2015. Only those prospectuses on which you had specific comments are referenced herein, although any changes that apply to other T. Rowe Price funds’ prospectuses will be applied accordingly. Your comments and our responses are set forth below.

General Comments

Comment:

In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response:

The “Tandy” representations are set forth at the end of this response letter.

Comment:

Please confirm that all bracketed information will be confirmed and that all required information that was omitted will be included in the Registrant’s post-effective amendment to the

Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response:

We confirm that all bracketed information has been confirmed and/or completed and that all required information that was omitted will be included in the 485(b) Amendment.

Comment:

Please include the exchange ticker symbol on the cover page of each funds’ prospectus.

Response:

Each fund’s exchange ticker symbol will be disclosed on the cover page of its prospectus in accordance with Item 1(a)(2) of Form N-1A and on the cover page of the Statement of Additional Information (“SAI”) in accordance with Item 14(a)(2) of Form N-1A.

Comment:

Please include the funds’ series and class identifiers in the 485(b) Amendment.

Response:

We confirm that the funds’ series and class identifiers will be included.

Comment:

Comments to any specific fund will be noted, and you should make conforming changes, as applicable, to other prospectuses not contained in the registration statement.

Response:

Conforming changes to other prospectuses will be made if the comment is applicable.

T. Rowe Price Emerging Markets Value Stock Fund

Comment:

Please revise the narrative following the subheading “Example” on page 1 to indicate that the figures in the expense example have been adjusted to include the expense limitation only with respect to the period for which the expense limitation is expected to continue. Please also review the example narrative for each fund for consistency and revise as appropriate. For example, funds with expense limitation agreements may include different variations of this disclosure while other funds have no expense limitation disclosure. (See Instruction 4(a) to Item 3 of Form N-1A.)

Response:

We have reviewed the example narrative and, for funds that have a contractual expense limitation reflected in the fee table figures, we intend to add the following sentence to the narrative:

“The figures have been adjusted to reflect fee waivers or expense reimbursements only in the periods for which the expense limitation arrangement is expected to continue.”

Comment:

On page 2 following the subheading “Portfolio Turnover,” please consider including disclosure as to why no portfolio turnover rate information is presented.

Response:

We intend to add the following disclosure:

“A portfolio turnover rate is not shown since the fund had not commenced operations during its most recent fiscal year.”

Comment:

Under “Principal Investment Strategies,” if significant, please disclose the identity of the components of a fund’s 20% basket, including the purposes of the investment and any related risks. For example, the disclosure that corresponds to Item 9 of Form N-1A for this fund indicates that it may invest up to 20% in participation notes. Please incorporate this comment for all applicable T. Rowe Price funds. We note that other funds disclose investments of up to 20% of fund assets in this section and also include a related risk factor.

Response:

The Emerging Markets Value Stock Fund does not intend to invest in any instruments, other than stocks issued by companies in emerging markets, that we believe should be characterized as a principal investment strategy. Although some instruments identified later in the prospectus have limits of 10% or 20%, the fund does not currently expect to invest in them to nearly that extent. If such instruments later rise to the level of a principal investment strategy, they will be included in response to Item 4 of Form N-1A along with their associated risks. We will review this comment and undertake a similar analysis for all applicable T. Rowe Price funds.

Comment:

The disclosure that corresponds to Item 9 of Form N-1A for the Emerging Markets Value Stock Fund indicates that the fund considers frontier market countries to be a subset of the emerging markets category. Please consider including disclosure under Item 4 of Form N-1A indicating that the fund may invest in frontier market countries and stocks of companies located in frontier markets, including appropriate risk disclosure. Please consider this comment with respect to any T. Rowe Price fund with “emerging markets” in its name or with substantial investments in emerging markets.

We note that the list of emerging market countries included in the summary section contains a number of countries included in certain frontier market indexes. Please reference, for example: www.msci.com/market-cap-weighted-indexes.

Response:

As noted, the fund already indicates in section 3 of the prospectus that frontier markets are considered a type of emerging market. We intend to add the following under “principal investment strategies” in the summary:

“The fund considers a frontier market to be a subset of emerging markets and any investments in frontier markets will be counted toward the fund’s 80% investment policy.”

In addition, under “principal risks,” we intend to supplement the current emerging markets risk with the following:

“Frontier markets, considered by the fund to be a subset of emerging markets, generally have smaller economies and less mature capital markets than emerging markets. As a result, the risks of investing in emerging market countries are magnified in frontier market countries. Frontier markets are more susceptible to abrupt changes in currency values, less mature markets and settlement practices, and lower trading volumes that could lead to greater price volatility and illiquidity.”

We will add similar disclosure to other funds that consider frontier markets to be a subset of emerging markets.

Comment:

For each applicable T. Rowe Price fund, unless already specified, please describe in the summary section the method by which the fund determines whether a country is an emerging market country or a frontier market country. For example, please disclose whether the fund uses a third party index provider definition.

Similarly, please also briefly describe how the fund determines that a portfolio company is economically tied to an emerging market or frontier market country or other regional/geographic market. For example, please disclose whether the fund looks to the portfolio company’s principal place of business, an assets or profits test, etc.

Response:

For each applicable equity fund, the summary section will state that the fund relies on MSCI Barra to determine which countries are considered emerging markets. For each applicable bond fund, the summary section will state that the fund relies on a JPMorgan index or International Monetary Fund listing to determine which countries are emerging markets.

The funds use the classification by MSCI Barra, Bloomberg, or another third-party data provider to determine whether a company is economically tied to a particular country and whether that country is then considered an emerging or frontier market. The following disclosure in section 3 will summarize the criteria that we believe are employed by the data providers:

“The data providers use various criteria to determine the country to which a security is economically tied. Examples include the following: (1) the country under which the issuer is organized; (2) the location of the issuer’s principal place of business or principal office; (3) where the issuer’s securities are listed or traded principally on a stock exchange or over-the-counter market; and (4) where the issuer conducts the predominant part of its business activities or derives a significant portion (e.g., at least 50%) of its revenues or profits.”

Comment:

Please consider whether “banking industry risk” would be a more appropriate name for what is currently listed as “industry risk” on page 4 of the prospectus. We note that “banking industry risk” is the term used in the fund’s Item 9 of Form N-1A disclosure on page 29 of the prospectus.

Response:

The subheading in the summary section will be renamed “banking industry risk.”

Comment:

In the second paragraph of the section entitled “Pricing Shares and Receiving Sale Proceeds” beginning on page 6 of the prospectus, please disclose whether the fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the fund does not price its shares. If so, please disclose that the fund’s net asset value may change on days when shareholders will not be able to purchase or redeem the fund’s shares. Please review Instruction 2 to Item 11(a) of Form N-1A.

Response:

The referenced disclosure already states that a fund may fair value certain securities or a group of securities in situations such as when a particular foreign market is closed but the fund is open.

We will add the following disclosure:

“For a fund that has investments in securities that are primarily listed on foreign exchanges that trade on weekends or other days when the fund does not price its shares, the fund’s net asset value may change on days when shareholders will not be able to purchase or redeem the fund’s shares.”

Comment:

The section entitled “How Your Purchase, Sale, or Exchange Price Is Determined” beginning on page 7 of the prospectus refers to the term “correct form.” For clarity, consider describing the meaning of “correct form.” In the alternative, please indicate where such information may be found in the prospectus.

Response:

The following disclosure will be added:

“To ensure that your request is submitted in correct form, please refer to “Account Requirements and Transaction Information” in Section 4.”

Comment:

In the subsection entitled “Large Redemptions” under “Transaction Procedures and Special Requirements,” please revise the last sentence to include at the end: “and risks (for example, market risks until the securities are disposed of.)”

Response:

The disclosure has been revised accordingly.

Comment:

In the first bullet point in the subsection entitled “What is meant by ‘shares’?” in section 3, please consider describing the main features of the fund’s multi-class structure in each separate share class prospectus. For example, consider disclosing the different types of share classes offered by the funds, including their specific fees and expenses. See Item 12(c)(1) of Form N-1A. We also note that the prospectuses offering new classes reference the existing share classes in the performance and financial highlights sections.

Response:

We appreciate the Staff’s views on this matter. We note that Item 12(c)(2) of Form N-1A provides that “[i]f more than one Class of a Multiple Class Fund is offered in the prospectus, provide the information required by paragraphs (a) and (b) for each of those classes.” Although the fund is offered in multiple share classes and other classes may be referenced, we note that this prospectus only offers one particular share class of the fund. In light of the forgoing and our belief that this type of disclosure could potentially prove confusing to shareholders, we do not intend to add disclosure describing the main features of other classes not offered by the prospectus.

Comment:

In the penultimate sentence of the fourth paragraph of the section entitled “Investment Policies and Practices,” please revise the disclosure to indicate that the 15% limitation on illiquid securities applies at the time of purchase and continues thereafter. Please also consider revising the disclosure in the subsection entitled “Illiquid Securities” in the section entitled “Investment Policies and Practices” to indicate that the 15% limitation on illiquid securities applies at the time of purchase and continues thereafter.

Response:

Under “Investment Policies and Practices,” the penultimate sentence of the fourth paragraph will be revised as follows (new language is underlined):

“If any of these changes occur, it would not be considered a violation of the investment restriction and will not require the sale of an investment if it was proper at the time the investment was made (this exception does not apply to a fund’s borrowing policy or liquidity policy).”

Under “Illiquid Securities,” the operating policy will be revised as follows (new language is underlined):

“Fund investments in illiquid securities are limited to 15% of net assets. The 15% limit on illiquid securities applies at the time of purchase and continues thereafter.”

Comment:

In the fifth paragraph of the section entitled “Investment Policies and Practices,” please clarify the meaning of a “significant portion of [a company’s] revenues or profits.” Please reference Release No. IC-24828, January 17, 2001 at Note 26.

Response:

With respect to the fourth criterion listed at the end of the paragraph, the disclosure has been revised as follows (new language is underlined):

“…where the issuer conducts the predominant part of its business activities or derives a significant portion (e.g., at least 50%) of its revenues or profits.”

Comment:

In the subsection entitled “Reserve Position” under “Investment Policies and Practices,” please clarify whether the fund will take temporary defensive actions in response to adverse market, economic, political or other similar conditions. If so, please disclose that taking such actions may not be consistent with the fund’s investment strategies and achieving the fund’s investment objectives. See Instruction 6 to Item 9 of Form N-1A.

Response:

The disclosure has been revised as follows (new language is underlined):

“A certain portion of fund assets may be held in reserves. Fund reserve positions can consist of: 1) shares of a T. Rowe Price internal money fund or short-term bond fund; 2) short-term, high-quality U.S. and foreign dollar-denominated money market securities, including repurchase agreements; and 3) U.S. dollar or non-U.S. dollar currencies. In order to respond to adverse market, economic, political, or other conditions, the fund may assume a temporary defensive position that is inconsistent with its principal investment objective and/or strategies and may invest, without limitation, in reserves. If a fund has significant holdings in reserves, it could compromise the fund’s ability to achieve its objectives. The reserve position provides flexibility in meeting redemptions, paying expenses and managing cash flows into a fund, and can serve as a short-term defense during periods of unusual market volatility. Non-U.S. dollar reserves are subject to currency risk.”

T. Rowe Price Emerging Markets Bond Fund – Advisor Class

Comment:

With respect to footnote (a) to the fee table, either supplementally explain why “other expenses” are estimated since this is not a new fund or revise the disclosure as appropriate. See Instruction 6(a) to Item 3 of Form N-1A.

Response:

Although this fee table relates to a new share class with no operating history, we understand that other classes of the fund have already produced financial statements so this fee table is not being presented for a “new fund” as contemplated by Instruction 6 to Item 3. Accordingly, we intend to delete footnote (a) in its entirety. This same approach will be taken with respect to other new classes of existing funds. We note to the Staff that, while fund-level operating expenses are already established for the prior fiscal year, we still must estimate class-level operating expenses for the new class for purposes of the fee table.

Comment:

The “Principal Investment Strategies” section indicates that the fund invests in debt securities. Please briefly describe the significant types of debt securities in which the fund will invest. Apply this comment to all bond funds if applicable.

Response:

For purposes of the Emerging Markets Bond Fund, the following disclosure will be added:

“The fund’s investments in debt securities typically consist of corporate and sovereign bonds.”

We have analyzed other bond funds’ disclosure and will make revisions accordingly.

Comment:

The “Principal Investment Strategies” section indicates that the fund will invest in forward currency exchange contracts. Clarify whether forward currency exchange contracts or other derivatives are included in the fund’s 80% basket to the extent that they have economic characteristics similar to the securities in the 80% basket. If so, please supplementally explain to the Staff how such derivatives will be valued for the purposes of the 80% policy. We note that Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), is based on a fund’s assets and not its exposure, and in the Staff’s view, the notional value of such derivatives should not be the basis for valuing derivatives included in the 80% policy.

Response:

For purposes of the fund investing at least 80% of its net assets in debt securities of emerging market governments or companies located in emerging market countries, forward currency exchange contracts and other derivatives are not included when monitoring compliance with this fund’s 80% investment policy.

Comment:

The “Principal Investment Strategies” section indicates that other currency hedging techniques may be used from time to time. If significant, please describe the other currency hedging techniques and types of instruments that will be used for such purposes.

Response:

This fund primarily uses forward currency exchange contracts to hedge its exposure to currency risk. When the fund purchases non-U.S. dollar-denominated holdings, depending upon the portfolio manager’s outlook for that currency, he may fully or partially hedge the currency exposure to reduce risk or opt not to hedge if the currency does not appear to be poised to decline against the U.S. dollar. We believe the disclosure is sufficient as there are no other currency hedging techniques that are being used significantly by the fund.

Comment:

Under “Principal Risks,” please consider adding a specific emerging market bond risk, including sovereign bond risk.

Response:

We believe that a separate emerging market bond risk is not necessary in the summary section as the “Principal Risks” section currently contains specific risks relating to investing in emerging markets and disclosure relating to fixed income risks (including fixed income markets risk, credit risk, interest rate risk, and liquidity risk). In the more comprehensive risk disclosure set forth later in response to Item 9 of Form N-1A, we have added a subheading entitled “emerging market bond risk” to one of the relevant paragraphs as suggested by a later comment received in connection with this filing. We believe the approach of not including a specific emerging market bond risk in the summary section is consistent with the approach employed by similarly managed funds of competitors.

Comment:

If junk bonds will be a significant portfolio investment, please consider adding a separate risk factor for defaulted or distressed debt. We note that the summary section indicates that fund holdings may include the lowest-rated bonds, including those in default, and there are no overall limits on the fund’s investments in junk bonds.

Response:

The description of credit risk already explains the enhanced credit risk associated with junk bonds. We intend to add the following disclosure relating to defaulted or distressed debt:

“Any investments in distressed or defaulted securities subject the fund to even greater credit risk than investments in other below investment-grade bonds. Investments in obligations of restructured, distressed and bankrupt issuers, including debt obligations that are already in default, generally trade significantly below par and may be considered illiquid. Defaulted securities might be repaid only after lengthy bankruptcy proceedings, during which the issuer might not make any interest or other payments, and result in only partial recovery of cash payments or no recovery at all. In addition, recovery could involve an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative and be valued by the fund at significantly less than its original purchase price.”

Comment:

In the “Derivatives Risk” disclosure under “Principal Risks,” please consider using more definitive disclosure with respect to the fund’s use of forward currency exchange contracts since they are included as a principal risk. In addition, please also consider describing any other significant derivatives in which the fund may invest (for example, interest rate swaps or credit default swaps).

Response:

The fund’s use of credit default swaps, interest rate swaps, and interest rate futures is relatively limited so we believe that only forward currency exchange contracts rise to the level of a principal investment strategy. Therefore, we feel that only the use of forward currency exchange contracts require a corresponding principal risk. Under the current derivatives risk, we have removed the reference “to the extent the fund uses…” to make the first sentence more definitive, as follows:

“The fund uses forward currency exchange contracts and is therefore exposed to greater volatility and losses in comparison to investing directly in foreign bonds.”

Comment:

Under the “Performance” disclosure in the summary section, please review the performance narrative in light of the requirements of Item 4(b)(2)(i) of Form N-1A and revise as appropriate. For example, consider describing the purpose of the performance disclosure (e.g., comparison of the average annual returns to a broad-based index). Please provide a statement indicating that the fund’s performance before and after taxes is not necessarily an indication of how the fund will perform in the future. With regard to the table entitled “Average Total Annual Returns” in the “Performance” section, please disclose information about the additional index presented in the table in the narrative explanation accompanying the bar chart and table relating to the “Lipper Emerging Market Hard Currency Debt Funds Average.” See Instruction 2(b) to Item 4(b)(2)(iv) of Form N-1A. We note that this comment applies to all funds with more than one index.

Response:

The following disclosure has been added:

“The bar chart and table provide some indication of the risks of investing in the fund by showing changes in the performance from year to year and how the fund’s average annual returns for certain periods compare with the returns of a relevant broad-based market index, as well as with the returns of other comparative indexes that have investment characteristics similar to those of the fund.

Performance information represents only past performance (before and after taxes) and does not necessarily indicate future results.”

Comment:

With regard to the portfolio manager table under the “Management” section in the summary, please supplementally confirm that there are no other members of the Investment Advisory Committee for each fund responsible for the day-to-day management of each fund’s portfolio. If so, please provide disclosure required by Item 5(b) at Instruction 2, and Item 10(a)(2), where appropriate.

Response:

As described under “Portfolio Management” in section 3 of each prospectus, only the committee chairman has primary responsibility for the day-to-day management of the fund’s portfolio. For any funds where there is joint responsibility for day-to-day management, such persons have been appropriately identified as co-portfolio managers and co-chairmen of the committee and appropriate disclosure provided in response to Items 5(b) and 10(a)(2).

Comment:

With regard to the calendar year returns bar chart in the “Performance” section, for consistency and to avoid potential investor confusion, please consider using a vertical bar chart presentation found in other fund summaries.

Response:

We appreciate the Staff’s views on this matter and note that Item 4(b)(2) does not require a vertical presentation. However, we have been exploring with our prospectus content management vendor a transition to a vertical bar chart presentation and hope to implement such a presentation in the future.

Comment:

In the third paragraph in the section entitled “More Information about the Fund and its Investment Risks,” please review the following language for accuracy in light of the frequent volatility in foreign and emerging market countries and revise as appropriate:

“Interest rates vary from country to country depending on local economic conditions and monetary and fiscal policies. By investing in foreign bond markets, investors can benefit from potentially higher yields than U.S. bond markets provide. Therefore, diversifying internationally across various countries can help reduce portfolio volatility and smooth out returns.”

Response:

We have revised the disclosure to the following:

“Interest rates vary from country to country depending on local economic conditions and monetary and fiscal policies. Foreign bond markets, and especially emerging market bond markets, may experience frequent volatility. By investing in foreign bond markets, investors may benefit from potentially higher yields than U.S. bond markets provide. Therefore, investing internationally across various countries may provide investor diversification and allow investors to gain exposure to bond markets that do not necessarily follow the movement of the U.S. bond market.”

Comment:

In the paragraph entitled “Liquidity risk” in the section entitled “More Information about the Fund and its Investment Risks,” please consider a bold caption for “Emerging Bond Risk” to identify this as a separate risk factor.

Response:

This subheading will be added.

Comment:

The first sentence in the paragraph entitled “Other factors” in the section entitled “More Information about the Fund and its Investment Risks” indicates that high quality bond prices are most influenced by changes in interest rates. Please review this statement for accuracy in light of the fact that negative changes in an issuer’s bond investment grade or an issuer’s overall credit rating may also be major factors influencing the price of its bonds.

Response:

The first sentence has been revised to the following:

“The major factor influencing prices of high-quality bonds tends to be changes in interest rate levels (although an actual or perceived negative change in the bond’s or issuer’s credit rating would become a major factor affecting the bond’s price), but there are often several major factors affecting prices of lower-quality bonds.”

Comment:

Under the second bullet point in the paragraph entitled “Efforts to reduce risk” in the section entitled “More Information about the Fund and its Investment Risks,” please consider including a brief example describing the relationship between changes in interest rates and duration.

Response:

The following will be added:

“For example, when interest rates rise, the portfolio manager may seek to lower the fund’s overall duration in an effort to reduce the adverse impact to the fund’s share price.”

Comment:

The paragraph entitled “Additional strategies and risks” in the section entitled “More Information about the Fund and its Investment Risks” indicates that the fund may use credit default swaps to a limited extent. If the fund will write credit default swaps, please supplementally confirm to the Staff that the fund will segregate the full notional amount of the credit default swap to cover such obligations.

Response:

We confirm that if the fund writes credit default swaps, the fund will segregate the full notional amount of the credit default swap to cover such obligation.

Comment:

The subsection entitled “Debt Securities” in the section entitled “Investment Policies and Practices” indicates that the fund may invest in convertible bonds. If this fund or another T. Rowe Price fund invests or intends to invest in contingent convertible bonds (commonly referred to as “CoCos”), it should consider what, if any, disclosure is appropriate. The type and location of such disclosure will depend on the extent to which the fund will invest in CoCos and the characteristics of such securities (for example, credit quality and conversion triggers). If CoCos are a principal fund investment, please provide disclosure in the summary including a brief description and related risk disclosure. In addition, please supplementally inform the staff whether the fund invests or intends to invest in CoCos and the amount that the fund currently invests in such securities.

Response:

We have begun exploring investments in CoCos for certain of the T. Rowe Price funds. This fund has not invested in CoCos to date, but we will consider adding appropriate disclosure should it begin to pursue such investments. Currently, the prospectus for the recently incepted Global High Income Fund contains disclosure specific to contingent capital securities in section 3. However, the fund has not yet made any investments in such securities.

Comment:

The paragraph entitled “Swaps” in the subsection entitled “Derivatives and Leverage” in the section entitled “Investment Policies and Practices” indicates that the fund may invest in interest rate swaps. Please supplementally confirm that the fund will set aside the appropriate amount of segregated assets to cover its interest rate swap obligations.

Response:

We confirm that the fund will set aside the appropriate amount of segregated assets to cover its interest rate swap obligations.

T. Rowe Price Overseas Stock Fund—Advisor Class

Comment:

The “Principal Investment Strategies” section indicates that the fund “normally invests at least 80% of its net assets (including any borrowings for investment purposes) in non-U.S. stocks...” Please describe how you determine whether a stock is a non-U.S. stock, including whether you consider American Depositary Receipts (“ADRs”) to be non-U.S. stocks.

Response:

Under the “Principal Investment Strategies,” the following disclosure has been added:

“The fund relies on MSCI Barra to determine whether a holding is a non-U.S. stock.”

Under “Investment Policies and Practices,” the following disclosure has been added:

“For purposes of determining whether the fund invests at least 80% of its net assets in non-U.S. stocks, the fund uses a country assigned to a security by MSCI Barra or another unaffiliated third-party provider. The data providers use various criteria to determine the country to which a security is economically tied. Examples include the following: (1) the country under which the issuer is organized; (2) the location of the issuer’s principal place of business or principal office; (3) where the issuer’s securities are listed or traded principally on a stock exchange or over-the-counter market; and (4) where the issuer conducts the predominant part of its business activities or derives a significant portion (e.g., at least 50%) of its revenues or profits.”

Under “Types of Portfolio Securities” where we describe investments in common and preferred stock and ADRs and GDRs, the following disclosure has been added:

“For purposes of a fund’s investment policies, investments in depositary receipts are deemed to be investments in the underlying securities. For example, an American Depositary Receipt representing ownership of common stock will be treated as common stock.”

Comment:

If significant, please consider adding risk disclosure for emerging markets in the summary section. We note that Item 9 disclosure indicates that emerging market risk is a risk of the fund.

Response:

Since the fund will only invest in emerging markets to a limited extent, we believe that separate risk disclosure for emerging markets is not necessary in the summary section. We note that that fund includes a reference to the risks of emerging markets as part of its international investing risk in the summary. We further note that the fund does not currently invest more than 5% of its net assets in emerging market countries.

T. Rowe Price Global High Income Bond Fund—I Class

Comment:

The “Principal Investment Strategies” section indicates that the fund “seeks to invest in a diversified portfolio of high yield bonds, also known as “junk” bonds, and other high income producing instruments.” Please specify what the “other high income producing instruments” are in which the fund will invest and include appropriate risk factors. We note that the disclosure in the subsection entitled “Zero Coupon Bonds and Pay-in-kind bonds” in the section entitled “Investment Policies and Practices” indicates that the fund may invest an unlimited amount in pay-in-kind bonds and zero coupon bonds.

Response:

We will identify high yield bonds and bank loans as the primary types of high income producing instruments in which the fund will invest. Such investments already have separate risks identified in the “Principal Risks” section.

Comment:

In the “Principal Investment Strategies section, please include disclosure indicating the fund may invest in junk bonds and other similar instruments located in emerging market countries given the inclusion of an emerging markets risk factor.

Response:

This disclosure will be added.

Comment:

In the “Principal Investment Strategies” section, if significant, please disclose whether this fund may invest in distressed or defaulted securities, including appropriate risk disclosure.

Response:

The fund does not expect to invest, to a significant degree, in distressed or defaulted securities.

Comment:

In the paragraph entitled “Credit risk” under the “Principal Risks” section, please consider including junk bond risk due to the fund’s significant investment and potentially unlimited exposure to such bonds. We note that separate risk disclosure may be more appropriate so that the risk profile of the fund is adequately communicated to investors.

Response:

The disclosure relating to junk bond risks that currently appears under “Credit risk” will be separately identified as “Junk bond risk.”

Comment:

In the subsection entitled “Convertible Securities, Contingent Capital Securities, and Warrants” under “Investments Policies and Practices,” if the fund will make significant investments in CoCos, please include related disclosure in the summary section, including related risk disclosure.

Response:

To date, the fund has not made any investments in CoCos so we feel that such disclosure is appropriately place outside of the summary section.

T. Rowe Price International Stock Fund—I Class

Comment:

In the “Principal Investment Strategies” section for this fund, please clarify how the fund will meet its investment objective of investing in established non-U.S. companies. Please expressly describe how the fund will invest its assets in stocks that are tied economically to a number of countries throughout the world. Please reference Release No. IC-24828, January 17, 2001 at note 42.

Response:

The disclosure currently provides that the fund’s focus will typically be on large-sized companies and, to a lesser extent, medium-sized companies. While we believe that this focus describes how the fund intends to meet its objective of investing in established non-U.S. companies, the fund’s emphasis is almost exclusively on large-cap stocks (its current weighted market capitalization is over $31 billion) so we will remove the reference to investing to a lesser extent in medium-sized companies. We believe this will continue to adequately describe how the fund intends to meet its objective.

The disclosure currently provides that the fund expects to invest substantially all of its assets in stocks outside the U.S. and to diversify broadly among developed and emerging countries throughout the world. However, we will add disclosure indicating that the fund normally expects to invest in at least five different countries throughout the world.

Comment:

In the “Principal Risks” section for this fund, please include risk disclosure for investing in mid-cap companies, if appropriate. We note that the principal strategies section indicates that the fund may invest in medium-sized companies.

Response:

Since we intend to remove the reference to medium-sized companies in the principal investment strategies, we do not feel that a separate risk disclosure for mid-cap companies is necessary.

Statement of Additional Information

Comment:

In the fourth paragraph in the section entitled “Management of the Funds,” please consider disclosing any additional procedures required for shareholders to submit nominees to the Committee of Independent Directors (for example, a description of the nominee’s qualifications and experience, and any required time periods prior to a meeting). Please reference Item 17(b)(2)(iv) of Form N-1A.

Response:

We believe that all applicable procedures for submitting nominees have been adequately disclosed.

Comment:

In the section entitled “Principal Holders of Securities,” for each independent director and their immediate family members, please disclose the information required by Item 17(b)(5) of Form N-1A with respect to any class of equity securities owned beneficially or of record in the adviser or distributor or affiliated persons of such entities (for example, T. Rowe Price Group, Inc.).

Response:

We will revise the disclosure as follows:

“As of December 31, 2014, none of the independent directors or their immediate family members owned beneficially or of record any securities of T. Rowe Price (the Price Funds' investment adviser), Investment Services (the Price Funds’ distributor), or any person controlling, controlled by, or under common control with T. Rowe Price or Investment Services.”

Comment:

Item 18(a) of Form N-1A requires that certain fund share ownership information for control persons, principal holders, and directors and officers as a group must be as of a date no more than 30 days prior to the filing of the registration statement or any amendment. However, the relevant footnotes to the tables indicate data for directors is as of December 31, 2014, and for executive officers and principal holders, the date is as of March 31, 2015. Please revise the dates and amounts of percent ownership figures to conform with Item 18(a) of Form N-1A.

Response:

We will provide this information in accordance with Item 18(a). Historically, such information for the independent directors has been difficult to obtain on a monthly basis but we are implementing procedures to acquire this information with greater frequency. We will strive to set forth this information as of July 31, 2015 in the 485(b) Amendment. If we are unable to meet this goal, we will ensure that the information is as of July 31, 2015 in the Registrant’s subsequent filing pursuant to Rule 497 of the 1933 Act.

Comment:

Please ensure that an address is provided in the 5% owners table beginning on page 94 for entities identified with a footnote (a) or (c). We note that such information is inconsistently provided in the table. Please reference Item 18(a) of Form N-1A.

Response:

An address is provided for each principal holder identified for the first time in the table. However, the address is omitted for a principal holder if the address was already provided for that shareholder earlier in the table. We believe this complies with Item 18(a) and allows for a more streamlined presentation for shareholders.

Comment:

In the table in the section entitled “Total Brokerage Commissions” beginning on page 204, please supplementally confirm that no brokerage commissions were paid to an affiliated person of the fund or its adviser or distributor during the last three fiscal years. If so, please provide the information in the tables below the caption as required by Item 21(b)(1) of Form N-1A.

Response:

We confirm that no brokerage commissions were paid to an affiliated person of the fund or its adviser or distributor during the last three fiscal years.

Comment:

Under “Investment Restrictions” with respect to the industry concentration policy for the Retirement Funds and Spectrum Funds, please note that it is the Staff’s position that a fund-of-funds and its adviser may not ignore the concentration policies and concentration of securities of affiliated and unaffiliated underlying investment companies when determining whether the fund-of-funds is in compliance with its own concentration policies.

Response:

T. Rowe Price has been managing fund-of-funds for over 20 years and this is the first it has been made aware of the Staff’s position on the “look through” of a fund-of-fund’s investments into the underlying funds for purposes of industry concentration. Further, based on a review of other competitor fund-of-funds, we believe that the industry does not look-through to underlying funds when applying concentration policies at the upper-tier fund.

We believe such a “look-through” is unnecessary for the protection of investors in the case of T. Rowe Price’s fund-of-funds. The T. Rowe Price funds-of-funds each invest in numerous underlying T. Rowe Price funds (between 10 and 18) that are broadly diversified and generally do not concentrate in a particular industry. Each underlying fund of the Retirement Funds and the Spectrum Funds has a fundamental policy that the underlying fund may not “[p]urchase the securities of any issuer if, as a result, more than 25% of the value of the funds’ total assets would be invested in the securities of issuers having their principal business activities in the same industry,” with the exception of the Equity Index 500 Fund. The Equity Index 500 Fund may invest more than 25% of the value of its total assets in issuers having their principal business activities in the same industry to the extent necessary to replicate its benchmark index, the S&P 500.

Under normal circumstances, a top-tier fund’s investment in the Equity Index 500 Fund will remain at or below 25% of the top-tier fund’s net assets. Since each of the underlying funds are generally not concentrated, and since the top-tier funds diversify across a wide variety of underlying funds, it is highly unlikely that a top-tier fund would concentrate in a particular industry due to its investments in underlying funds. Furthermore, the portfolio managers of the top-tier funds have no ability to control the investment decisions of the underlying funds for purposes of complying with an industry concentration policy as applied to an upper-tier fund. Moreover, implementing a policy where our fund-of-funds would “look-through” to underlying funds for purposes of concentration would be operationally burdensome and could require both the Retirement Funds and the Spectrum Funds to amend their fundamental policy which currently states that the funds will not “[c]oncentrate in any industry, except that the funds will concentrate (invest more than 25% of total assets) in the mutual fund industry,” which in turn could require shareholder approval. In light of the forgoing, we respectfully request that the Staff reconsider its comment in this instance.

Comment:

In section entitled “Disclosure of Fund Portfolio Information,” the disclosure indicates that the funds have not entered into formal nondisclosure agreements with broker dealers in certain circumstances. Please clarify how you will monitor the use of portfolio holdings information provided to such broker dealers to ensure confidentiality, including any prohibitions on trading on portfolio holdings information.

Response:

This statement relates only to brokers through whom we are transacting in portfolio securities. In these instances, the brokers do not receive a particular fund’s list of entire portfolio holdings nor are they always aware of the fund or client account for which T. Rowe Price is attempting to buy or sell the holding. In light of the forgoing, we intend to delete the sentence you cite as it is not required disclosure under Form N-1A.

Additional Changes:

1. In our initial filing, the disclosure presented in the summary under “Payments to Broker-Dealers and Other Financial Intermediaries” mirrored that set forth in Item 8 of Form N-1A. However, funds are permitted to modify or omit the disclosure when applicable and the I Class does not offer administrative fee payments or 12b-1 fees to intermediaries. In a subsequent filing on June 18, 2015 to add the new I Class to several other registrants, we instead included the following disclosure in response to Item 8:

“The fund and its investment adviser do not pay broker-dealers or other financial intermediaries for sales or related services of the fund’s I Class shares.”

We did not receive any Staff comments on this disclosure and we intend to add this same disclosure for Item 8 with respect to the I Class prospectuses in our 485(b) Amendment.

2. Section 2 of the I Class prospectuses currently contains the following disclosure:

“You may access your account and conduct transactions using the telephone or the T. Rowe Price website. The T. Rowe Price funds and their agents use reasonable procedures to verify the identity of the shareholder. If these procedures are followed, the funds and their agents are not liable for any losses that may occur from acting on unauthorized instructions. A confirmation is sent promptly after a transaction. Please review it carefully and contact T. Rowe Price immediately about any transaction you believe to be unauthorized. Telephone conversations are recorded.”

When the I Class launches, we will not have the capability of conducting transactions online for shareholders who invest directly through T. Rowe Price. As a result, we intend the revise the disclosure to the following:

“You can only conduct transactions involving the I Class over the telephone or in writing. The T. Rowe Price funds and their agents use reasonable procedures to verify the identity of the shareholder. If these procedures are followed, the funds and their agents are not liable for any losses that may occur from acting on unauthorized instructions. A confirmation is sent promptly after a transaction. Please review it carefully and contact T. Rowe Price immediately about any transaction you believe to be unauthorized. Telephone conversations are recorded.”

Should we develop those online transaction capabilities in the future, we will revise the disclosure as appropriate.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Darrell N. Braman at 410-345-2013 or Vicki Horwitz at 410-577-5024.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• Each Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Funds may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price International Funds, Inc.